Exhibit 99.1

ASX ANNOUNCEMENT

19 December 2013

Redeemable Convertible Note and Cleansing Notice

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that, in anticipation of an expected imminent issue of the Redeemable Convertible Note (the “Note”) described in the Company’s ASX announcement dated 1 August 2013, which was approved by the Company’s shareholders at an Extraordinary General Meeting that was concluded on 29 November 2013, a notice issued under section 708A(12C)(e) of the Corporations Act 2001 (Cth) in respect of the Note is attached to this announcement.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited

ACN 009 212 328

Notice issued under section 708A(12C)(e) of the Corporations Act 2001 (Cth)

On 10 September 2013, Genetic Technologies Limited ACN 009 212 328 (GTG) announced that it had entered into a convertible note purchase agreement (Purchase Agreement) with Ironridge BioPharma Co. a division of Ironridge Global IV, Ltd (Ironridge).  Subsequently GTG agreed to vary the terms of the Purchase Agreement essentially to allow for a conversion of the Convertible Notes directly into ordinary shares in GTG (as an alternative to converting into ADS, as described below) by entering into an Amended and Restated Securities Purchase Agreement dated 19 December 2013 (Amended Purchase Agreement).

Ironridge is not a related party of GTG.

The issue of the convertible note under the Purchase Agreement for USD 5 million (Convertible Note) was subject to certain preconditions, including GTG shareholder approval.  On 29 November 2013, GTG shareholders approved the issue of the Convertible Note to Ironridge.  On satisfaction of the various preconditions, GTG has today issued the Convertible Note to Ironridge.

Also pursuant to the terms of the Amended Purchase Agreement, GTG has issued to Ironridge an additional option to purchase a further convertible note (Greenshoe Option), with a face value in aggregate of up to USD 5 million. Any Convertible Note issued upon the exercise of the Greenshoe Option is referred to as an Additional Convertible Note. The terms of the Convertible Note and Additional Convertible Note are the same unless otherwise indicated.

The Convertible Note and the Greenshoe Option were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (Act).

GTG issues this notice (Cleansing Notice) under section 708A(12C)(e) of the Act (as inserted by ASIC Class Order CO [10/322] On-sale for Convertible Note issued to wholesale investors) (Class Order) to enable any ordinary shares in the capital of GTG (GTG Shares) to issue on the conversion of the Convertible Note to be on-sold to retail investors without further disclosure.

Please note that this Cleansing Notice relates only to the Convertible Note and not to the Greenshoe Option (nor any Additional Convertible Notes that would be issued on the exercise of that Greenshoe Option).

1.                                   Contents of this Cleansing Notice

This Cleansing Notice sets out the following information:

(a)                               in relation to the Convertible Note:

(i)                                  the effect that the issue of the Convertible Note and the issue of the GTG Shares on the conversion of Convertible Note has on GTG; and

(ii)                               a summary of the rights and liabilities attaching to the Convertible Note and the GTG Shares;

(b)                               information that:

(i)                                  has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules (Listing Rules); and

(ii)                               investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:

(A)                            the assets and liabilities, financial position and performance, profits and losses and prospects of GTG; and

(B)                            the rights and liabilities attached to the Convertible Note and the GTG Shares; and

(c)                                other additional information including content relating to GTG’s status as a disclosing entity which is required under the Class Order.

2.                                   Offer of the Convertible Note

2.1                            No Offer

No offer or invitation is made pursuant to this Cleansing Notice for any person to subscribe for or apply to acquire any Convertible Note, Additional Convertible Note or GTG Shares.

2.2                            Summary of the Amended Purchase Agreement

The Convertible Note has been issued pursuant to the terms the Amended Purchase Agreement. Details of the key terms of the Convertible Note are set out below.

(a)                               Purpose

GTG will use the funds raised upon the issue of the Convertible Note to

(i)                                  Expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

(ii)                               Completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGenTM;

(iii)                            Increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

(iv)                           Investing to further improve reimbursement performance; and

(v)                              General working capital purposes.

(b)                               Payment of the subscription price

Ironridge will pay a subscription price of USD 5 million for the Convertible Note upon the issue of the Convertible Note.

(c)                                Other obligations

The Purchase Agreement also imposes certain restrictions on GTG on the conduct of its business.  GTG is also required to provide various undertakings and representations under the Purchase Agreement which are on arms length commercial terms and similar to what would be negotiated in convertible note subscription / purchase agreements of a like nature.

3.                                   Convertible Note

3.1                            Effect of the issue of Convertible Note on GTG

The issue of the Convertible Note will result in an increase in:

(a)                               the cash held by GTG by the amount of $5,627,462.01 after bank transfer fees; and

(b)                               the indebtedness of GTG to Ironridge increasing by approximately USD 5 million plus accrued interest (described below).

3.2                            Rights and liabilities of the Convertible Note

The broad terms of the Amended Purchase Agreement include:

(a)                               The principal component of the Convertible Note will be convertible into ADRs at a fixed conversion price of USD 3.00 per ADR, being a premium of 25.0% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the Company’s announcement on 10 September 2013;

(b)                               For the six month period following the subscription for the Convertible Note, Ironridge may exercise the Option to acquire Additional Convertible Notes for up to USD 5 million in aggregate (or part thereof), the principal component of which is convertible into ADRs at a fixed conversion price of USD 4.00 per ADR, being a premium of 66.7% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the above announcement;

(c)                                Ironridge has an option at any time of converting the outstanding balance of a Convertible Note (and all Additional Convertible Notes, if issued) into ordinary shares in the capital of the Company. Each ADR represents 30 Shares. The conversion of the Convertible Note is at USD 3.00 for every 30 Shares and the conversion of an Additional Convertible Note is USD 4.00 for every 30 Shares;

(d)                               Both the Convertible Note and all Additional Convertible Notes are subject to certain early conversion and early redemption provisions (including an accelerated interest payment requirement reflecting the entire period of the Convertible Note and Additional Convertible Notes), as detailed in Annexure 2;

(e)                                Interest on the Convertible Note and all Additional Convertible Notes, if issued, is calculated at an annual rate of 7.5% per annum, which is adjustable (up and down) in accordance with changes in the market price of the ADRs (referred to as the “Credit Risk Adjustment”) and is payable on the conversion or redemption of the Convertible Note, and (if issued) any Additional Convertible Notes.  Interest will accrue until either the conversion or redemption of the Convertible Note and, if the Greenshoe Option is exercised, the conversion or redemption of any Additional Convertible Notes.  Interest is payable by the Company at its election either in cash or Shares via the issue of ADRs (or Shares).  If interest is “paid” via the issue of ADRs (or Shares), then these securities will be issued at a discount of 18% to the prevailing market price at the time;

(f)                                The maturity date is seven years from the date of the issue of the Convertible Note or, if the Greenshoe Option is exercised, the issue of the Additional Convertible Notes (as the case may be);

(g)                               Some restrictions apply on the Company undertaking other financings or issues of securities convertible into Shares (other than as already disclosed to the ASX in respect of the Company’s current Share Purchase Plan or certain employee incentive schemes) within the six months following the effectiveness of the US registration process relating to the issue of the Convertible Note, which the Company anticipates will be completed before the end of December 2013;

(h)                               The Company will provide Ironridge with representations and warranties customary to these type of transactions;

(i)                                   Ironridge cannot take any action that would result in it beneficially owning or controlling at any one time more than 4.99% of the total shares and other voting securities of the Company; and

(j)                                  Ironridge (as a holder of the Convertible Note and, if the Greenshoe Option is exercised, any Additional Convertible Notes) does not have any right to vote at shareholder meetings.

Further details of the Convertible Note and all Additional Convertible Notes are contained in the Schedule to this Notice.

3.3                            Effect on Capital Structure Effect on capital structure

The capital structure of GTG will be affected by any conversion of the Convertible Note which will result in additional GTG Shares being issued. At that time, GTG’s debt position will correspondingly decrease.

The number of GTG Shares issued on any conversion of the Convertible Note will be calculated by dividing the outstanding Principal Amount by the “conversion price”.

If the Convertible Note is converted at a conversion price of USD3.00 per ADR (or US 10 cents per Share), the share capital structure of the Company before and after the conversion would be as appears in the Table below.

For conversion of the Convertible Note, the number of Ordinary Shares into which the Principal Amount will convert will be determined having regard to ASX Listing Rule 7.1 and Chapter 6 of the Corporations Act.  Where compliance with ASX Listing Rule 7.1 and Chapter 6 of the Corporations Act would require a smaller number than would otherwise be issued if shareholder approval was not obtained, Ironridge can require GTG to seek shareholder approval for the issue of the additional shares.  If shareholder approval is not obtained, GTG must pay an additional amount (determined by reference to the additional shares that could not be issued without shareholder approval) and/or issue a replacement convertible note representing the continued indebtedness.The impact of the issue of the Convertible Note on the capital structure of the Company* is detailed below to outline -

(A)                                  current issued capital immediately prior to the issue of the Convertible Note; and

(B)                             share capital structure assuming conversion of the Convertible Note in full (ie, the maximum number of shares which may be issued under the Convertible Note terms);

(A)	Current issued capital as at 19 December 2013	572,694,121
(B)	Maximum number of GTG Shares to be issued under the Convertible Note	50,000,000
	TOTAL	622,694,121

*                                            Note: The Company on 18 December 2013 announced the proposed exchange and cancellation (pursuant to Chapter 2J of the Corporations Act 2001) of 75,937,500 GTG Shares, which if approved by GTG shareholders will reduce the number of GTG Shares on issue by that amount.  The above details of share capital do not include allowance for this cancellation as it is subject to shareholder approval.

Listed and unlisted options issued by the Company, (prior to the issue of Convertible Note) are as set out below:

Description of Options	Number
Options for GTG Shares at $0.045, expiring 8/5/2015 (GTGAI)	500,000
Options for GTG Shares at $0.19, expiring 31/3/2016 (GTGAW)	2,625,000
Options for GTG Shares at $0.20, expiring 31/7/2016 (GTGAM)	1,000,000
Options for GTG Shares at $0.12, expiring 21/2/2017 (GTGAK)	1,750,000
Options for GTG Shares at $0.14, expiring 29/8/2017 (GTGAO)	2,650,000
Options for GTG Shares at $0.10, expiring 1/12/2017 (GTGAQ	250,000
Options for GTG Shares at $0.10, expiring 25/1/2018 (GTGAS)	750,000
Options for GTG Shares at $0.105, expiring 11/7/2018 (GTGAY)	1,250,000

4.                                   Rights and liabilities of the GTG Shares

This section provides a summary of the rights attaching to the GTG Shares and is not to be taken as to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of GTG (GTG Shareholders).

The full terms of the rights and liabilities attaching to the GTG Shares is contained in the GTG Constitution (a copy of the Constitution is available from GTG on request free of charge).  The rights and liabilities attaching to GTG Shares can involve complex questions of law arising from an interaction of GTG’s constitution with statutory and common law requirements.

For a GTG Shareholder to obtain a definitive assessment of the rights and liabilities which attach to GTG Shares in specific circumstances, the GTG Shareholder should seek their own legal advice.

(a)                               General Meetings and Notice

Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act.

(b)                               Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of GTG Shares, at general meetings of Shareholders or classes of Shareholders:

(i)                                 each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)                             on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and

(iii)                         on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid GTG Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid GTG Share, but in respect of partly paid GTG Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the GTG Shares.

(c)                               Dividend Rights

While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act.

Subject to the rights of persons entitled to GTG Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those GTG Shares bear to the issue price of the GTG Shares.

(d)                              Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

(e)                               Transfer of Shares

Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f)                                Variation of Rights

The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to GTG Shares.

5.                                   Continuous disclosure obligations

5.1                            Continuous disclosure

GTG is a “disclosing entity” for the purposes of section 111AC of the Act.  As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX any information of which it is, or becomes, aware concerning it and which a reasonable person would expect to have a material effect on the price or value of securities of GTG.

GTG is also required to prepare and lodge with ASIC yearly and half yearly financial statements accompanied by a directors’ statement and report and an audit report or review.  Copies of documents lodged with ASIC in relation to GTG may be obtained from or inspected at ASIC’s office.

GTG will provide a copy of each of the following documents, free of charge, to any person who asks for it:

(a)                               the annual financial report for the financial year ended 30 June 2013, being the annual financial report most recently lodged with ASIC by GTG; and

(b)                               any continuous disclosure notices given by GTG after the lodgement of the annual financial report referred to in paragraph (a) above and before the lodgement of this Cleansing Notice with ASX.

Copies of documents lodged with ASIC in relation to GTG may be obtained from, or inspected at, an office of ASIC.

Upon request, the Company will provide you with a copy of all documents used to notify the ASX of information relating to the Company (under the provisions of the Listing Rules) from 27 September 2013, being the date of lodgement of the Company’s annual financial report for the year ending 30 June 2013, to the date of lodgement of this Notice, free of charge. A list of such documents is as follows:

Date	Description
30 September 2013	Termination of patent re-examination
1 October 2013	BREVAGenTM sample numbers for the September quarter
3 October 2013	Results of share purchase plan
8 October 2013	ASX Appendix 3B and Cleansing Notice
15 October 2013	Temporary corporate restructure
23 October 2013	Results from Extraordinary General Meeting
25 October 2013	Release of 2013 AGM Notice and 2013 Annual Report
31 October 2013	Release of 2013 US Annual Report on Form 20-F
31 October 2013	Quarterly Activities Report and ASX Appendix 4C
14 November 2013	Withdrawal of nomination — Tommaso Bonvino
18 November 2013	ASX Appendix 3B and Cleansing Notice
28 November 2013	Withdrawal of nomination — Benjamin Silluzio
29 November 2013	Release of 2013 Annual General Meeting materials
29 November 2013	Results from 2013 AGM and appointment of Directors
4 December 2013	ASX Appendices 3X and 3Z
6 December 2013	Publication of BREVAGenTM cost effectiveness study
12 December 2013	Gtech completes acquisition of Simavita Holdings Limited
12 December 2013	Appointment of Director
18 December 2013	Trading Halt
18 December 2013	Share transactions with major shareholder

5.2                            No further information to disclose

Aside from the information contained in this Cleansing Notice and documents previously lodged by GTG with the ASX pursuant to its continuous disclosure obligations, there is no additional information that:

(a)                               has been excluded from a continuous disclosure notice in accordance with the Listing Rules; and

(b)                               is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

(i)                                  the assets and liabilities, financial position and performance, profits and losses and prospects of GTG; and

(ii)                               the rights and liabilities attaching to the Convertible Note, GTG Shares or any options to be issued on conversion of the Convertible Note.

6.                                   No Responsibility

Neither ASX nor the ASIC take responsibility for the contents of this Cleansing Notice.

SCHEDULE

The main terms of the Convertible Note and Additional Convertible Notes are as follows (the terms of the Convertible Note and Additional Convertible Notes are the same unless otherwise indicated):

1.                                   (Face value): Convertible Note: USD 5,000,000.  If the Greenshoe Option is exercised, then Additional Convertible Notes will be acquired by Ironridge up to a maximum of USD 5,000,000;

2.                                   (Conditions Precedent): as a condition precedent to the closing of the Convertible Note (Initial Closing) and, each Closing under any Additional Convertible Notes defined below (Subsequent Closing), all of the following conditions must be satisfied:

(a)                               The Company’s ADRs are listed for and currently trading on NASDAQ, the Company is in compliance with all requirements to maintain that ADR listing and a required Registration Statement for the ADSs is current and effective;

(b)                               The representations and warranties of the Company set forth in the Amended Purchase Agreement are true and correct in all material respects as of the Initial Closing and each Subsequent Closing (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date);

(c)                                No Material Adverse Effect has occurred in respect of the Company prior to the Initial Closing; and

(d)                               The Company’s Shareholders approve the issue of the Convertible Note and the Option and the issue of the resulting securities upon any conversion of the Convertible Note and the Greenshoe Option;

3.                                   (No Assignment): Neither party may assign their rights under the Amended Purchase Agreement (and therefore the Convertible Note and, if the Greenshoe Option is exercised, all Additional Convertible Notes);

4.                                   (Maturity): 7 years, unless and until redeemed by the Company, or converted by Ironridge or (subject to certain conditions) by the Company;

5.                                   (Interest and Credit Risk Adjustment): 7.5% per annum capitalised payable at maturity.  The Interest Rate shall adjust upward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR, or any portion thereof, that the Measuring Metric falls below USD 2.40 per ADR with respect to the Convertible Note (and below USD 3.40 with respect to all Additional Convertible Notes).  The Interest Rate shall adjust downward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR that the Measuring Metric rises above USD 3.60 per ADR with respect to the Convertible Note (and above USD 4.60 with respect to all Additional Convertible Notes); provided, however, that in no event shall the Interest Rate be below zero;

6.                                   (Redemption by the Company on the Redemption Date): All or a portion of the Convertible Note (and or the Additional Convertible Notes) for cash at the Liquidation Value;

7.                                   (Early Redemption by the Company): At any time prior to the Maturity Date the Company may redeem all or any portion of the Convertible Note (and the Additional Convertible Notes) for cash at the Liquidation Value (as defined below) plus the Early Redemption Amount (as defined below) on the date of the applicable redemption, less any interest that has been paid as of such date;

8.                                   (Mandatory Redemption): The Company is under an obligation to redeem the Convertible Note (and if applicable, the Additional Convertible Notes) for the Liquidation Value plus the Early Redemption Amount, if certain events occur, including:

(a)                               the Board of Directors of the Company determines to cease the Company’s ADR program, or liquidate, dissolve or wind-up its business and affairs, or dispose of all or substantially all of its assets; or

(b)                               An uncured Event of Default occurs; or

(c)                                An uncured material breach by Company

(i)                                  as at the relevant Closing Date, of any part of Section III of the Amended Purchase Agreement; or

(ii)                               at any time of:

(A)                            of any other section of the Amended Purchase Agreement;

(B)                            any other provision of any Transaction Document (as defined in the Amended Purchase Agreement); or

(C)                            any provision of the Convertible Note.

9.                                   (Security): The Convertible Note and, if the Greenshoe Option is exercised, the Additional Convertible Notes, are unsecured;

10.                            (Conversion by Ironridge or the Company): Upon a conversion (Maturity Conversion) of any of the Convertible Note and, if the Greenshoe Option is exercised, the Additional Convertible Notes (other than an Early Conversion described below) the Company will issue to Ironridge such number of ADRs equal to the sum of the following:

(a)                               the principal amount of the Convertible Note then being converted, divided by the Conversion Price; plus

(b)                               the amount of any accrued but unpaid interest that Company elects in its discretion to pay in ADRs, divided by the Market Price;

and shall concurrently pay to Holder, in immediately available funds, any amount of accrued but unpaid interest that Company elects to pay in cash. As an alternative to the above, Ironridge has an option at any time of converting the outstanding balance of a Convertible Note (and all Additional Convertible Notes, if issued) into GTG Shares. Each ADR represents 30 GTG Shares. The conversion of the Convertible Note is at USD 3.00 for every 30 GTG Shares and the conversion of an Additional Convertible Note is USD 4.00 for every 30 GTG Shares.

Conversion by the Company in these circumstances requires as a prerequisite the satisfaction of the Equity Conditions (defined below);

11.                           (Early Conversion):  Where there is a conversion by either the Company or Ironridge prior to the Maturity Date, in addition to the payment and the number of ADRs to be issued upon a Maturity Conversion (as described in item 10 above), the Company shall also:

(a)                               issue to the Holder an additional number of ADRs equal to any Early Redemption Amount that Company elects to pay in ADRs, multiplied by the Market Price; plus

(b)                               pay any Early Redemption Amount that Company elects to pay in cash;

12.                            (Conversion and Redemption Interest Rate): The interest rate used in calculating the conversion and redemption amounts is at all times subject to variation in accordance with the Credit Risk Adjustment as described in item 5 above;

13.                            (Conversion Limitations):

(a)                               Without consent of the Company, which may be granted or withheld in its sole and absolute discretion, Ironridge may not:

(i)                                  issue more than 24 Ironridge Conversion Notices per calendar year; or

(ii)                               issue any single Ironridge Conversion Notice for more than USD 500,000 in Liquidation Value.

(b)                               at no time may the Company or Ironridge deliver a Conversion Notice if the number of GTG Shares underlying the Conversion ADRs to be received pursuant to such Conversion Notice, aggregated with all other GTG Shares then beneficially (or deemed beneficially) owned by Ironridge, would result in Ironridge, on the date of delivery of the Conversion Notice:

(i)                                  owning more than 9.99% of all ordinary shares outstanding as determined in accordance with Section 13(d) of the (US) Exchange Act and the rules and regulations promulgated thereunder; or

(ii)                               alone or together with any Associate of Ironridge having a combined “relevant interest” as defined in the Corporations Act of more than 20%; or

(iii)                            alone or together with and any associate of the Ironridge having a combined “relevant interest” as defined in the Corporations Act in 4.99% or more of the votes attached to voting GTG Shares in the Company;

14.                            (Pro Rata Issue): If the Company grants any options, convertible securities or rights to purchase securities or other property pro rata to the holders of any GTG Shares (the Purchase Rights), Ironridge will be entitled to acquire, upon the same terms the aggregate Purchase Rights which Ironridge could have acquired if it had held the number of ADRs acquirable upon conversion of all of its Convertible Note at the relevant date;

15.                            (Ranking): Any ADRs issued on conversion of the Convertible Note and Additional Convertible Notes will rank equally with the existing ADRs issued by the Company and will be listed on NASDAQ;

16.                            (Upon Liquidation): Upon any liquidation, dissolution or winding up of the Company, holders of the Convertible Note shall rank senior in priority to holders of ADRs and GTG Shares, and will be entitled to be paid out of the assets of the Company available for distribution, prior to any amounts being paid to holders of ADRs or GTG Shares, an amount with respect to each Convertible Note equal to the Liquidation Value.  If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Convertible Note are not paid in full, the holders will rank senior to the holders of ADRs and GTG Shares in any distribution of assets of the Company and shall receive an amount equal to the principal and all accumulated and unpaid interest, if any, to which each such holder is entitled;

17.                            (Reconstructions): If the Company undertakes a reconstruction or reorganisation of the GTG Shares prior to the Conversion Date for a Convertible Note by way of consolidation, subdivision, capital reduction or return, bonus issue, pro rata offer or issue or otherwise and having an effect on the value of an ADR, or number of shares represented by an ADR, then the Company will make corresponding and appropriate adjustments to the Conversion Price and in accordance with the ASX Listing Rules such that the value of the Convertible Note is not adversely affected by the reconstruction, the Holder is not conferred with any additional benefits which are not also conferred on the holders of ADRs and unless required by the ASX Listing Rules, in all other respects the terms for the conversion of the Convertible Note shall remain unchanged;

18.                            (Stock Splits): If the Company at any time after issuing the Convertible Note subdivides (by any split, dividend, recapitalisation or otherwise) its outstanding shares of ADSs into a greater number of ADSs, without a proportionate subdivision of GTG Shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Conversion Shares will be proportionately increased.  If the Company at any time on or after issuing the Convertible Note combines (by combination, reverse split or otherwise) its outstanding ADSs into a smaller number of shares of ADSs without a proportionate combination of GTG Shares represented by the ADS, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased;

19.                            (Voting rights): The holder of the Convertible Note and any Additional Convertible Notes does not have any right to vote at the Company’s Shareholder meeting;

20.                            (Indemnity): The Company will indemnify and hold Ironridge, its Affiliates, and each of their directors, officers, shareholders, partners, employees, agents and attorneys, harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any of them suffers or incurs as a result of matters including any breach of any of the representations, warranties, covenants or agreements made by Company in the Agreement or in the other transaction documents or any untrue statement of a material fact contained in various documents.  The indemnity does not apply to the extent caused by the intentional misconduct or fraud of the indemnified person;

21.                            (Ironridge activity restrictions): Ironridge (for so long as it holds any Convertible Note), will not vote any GTG Shares beneficially owned or controlled by it or enter any arrangements that would result in:

(a)                               acquire additional securities of Company, alone or together with any other Person, which would result in beneficially owning or controlling more than 4.99% of the total outstanding GTG Shares or other voting securities of Company;

(b)                               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries;

(c)                                a sale or transfer of a material amount of assets of Company or any of its subsidiaries;

(d)                               any change in the present board of directors or management of Company;

(e)                                any material change in the present capitalisation, dividend policy or business or corporate structure of Company; and

(f)                                 causing a class of securities of Company to be delisted from a national securities exchange;

22.                            (Restricted Securities Issue): Other than as detailed in the ASX announcements by the Company prior to the date of the Notice, or under any employee incentive plan, until six months after the effectiveness of a Registration Statement relating to the Initial Closing, Company shall be prohibited from discussing, negotiating or entering into an agreement or arrangement or understanding with a third party other than Ironridge in which the Company or any Subsidiary:

(a)                               issues or sells or agrees to issue or sell, any shares or security convertible or exchangeable into ordinary shares, either

(i)                                  at a conversion, exercise or exchange rate or other price that is based upon or varies with the trading prices of, or quotations for, the shares after the initial issuance of such securities, or

(ii)                               with a conversion, exercise or exchange price that is subject to being reset at some future date after their issue, or upon the occurrence of specified events related to the business of the Company or the market for the Company’s shares; or

(b)                               enters into any agreement whereby the Company issues or sells, agrees to issue or sell, any shares or other security at a future determined price.

23.                            Definitions

(a)                               Conversion Price means a price per ADR equal to USD 3.00 per ADR for the Convertible Note and a price per ADR equal to USD 4.00 per ADR for all Additional Convertible Notes, as adjusted in accordance with the terms of the Convertible Note and the Additional Convertible Notes. If Ironridge elects to convert the outstanding balance of a Convertible Note (and any Additional Convertible Notes, if issued) into GTG Shares, the conversion of the Convertible Note is at USD 3.00 for every 30 GTG Shares and the conversion of each Additional Convertible Note is USD 4.00 for every 30 GTG Shares.

(b)                               Early Redemption Amount equals LV x (IR x BY); where:

“LV” means the Liquidation Value;

“IR” means the Interest Rate on the date of determination of the Early Redemption Amount; and

“BY” means the number of whole years between the Issuance Date and the Maturity Date.

(c)                                Equity Conditions means:

(i)                                  on each day during the period beginning 20 Trading Days prior to the applicable date and ending 20 Trading Days after the applicable date (Equity Conditions Measuring Period), the ADRs are not under chill or freeze, and are designated for quotation on the NASDAQ and shall not have been suspended from trading nor shall delisting or suspension been threatened or pending by such exchange or by falling below the then effective minimum listing maintenance requirements of such exchange;

(ii)                               during the Equity Conditions Measuring Period, the Company shall have delivered Conversion Shares upon all conversions or redemptions of the Convertible Note in accordance with their terms;

(iii)                            the Company shall have no knowledge of any fact that would cause a registration statement not to be effective and available for the issuance of the Conversion ADRs and not to be available for the issue of the ADRs, or

Securities Act Rule 144 not to be available for the resale of all the Conversion ADRs underlying the Convertible Note;

(iv)                           a minimum of USD 500,000 in aggregate trading volume has traded on the NASDAQ during the 20 Trading Dates prior to the relevant date;

(v)                              the Closing Price for ADRs is at least USD 5.25 per ADR with respect to the Convertible Note and at least USD 7.00 per ADR with respect to each Additional Convertible Note;

(vi)                           all ADRs to which Ironridge is entitled have been timely received; and

(vii)                        the Company otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any transaction document.

(d)                               Event of Default includes:

(i)                                  a change of control of the Company without prior Ironridge consent;

(ii)                               all or a material part of the assets of the Company are sold or compulsorily acquired by order of a regulatory authority without adequate compensation;

(iii)                            the Company fails to pay principal or interest when due under the terms of the Convertible Note (or any Additional Convertible Note);

(iv)                           an application is made to a court for an order that the Company be wound up or that a provisional liquidator be appointed;

(v)                              a liquidator or administrator is appointed to the Company;

(vi)                           the Company resolves to enter into, an arrangement or composition with, or assignment for the benefit of, all or any of its creditors, or it, proposes the winding up or dissolution of the Company; and

(vii)                        the Company is insolvent, fails to comply with a statutory demand or is deregistered.

(e)                                Liquidation Value means the amount of principal outstanding plus any accrued but unpaid Interest thereon.

(f)                                 Market Price means 82.0% of the following the closing price on the date of determination, not to exceed the average of the individual daily volume weighted average prices of any five trading days prior to such date.

(g)                                Maturity Date means 7 years from the date of issue of the Convertible Note of the date of issue of the Additional Convertible Notes (as the case may be).

(h)                               Measuring Metric means the daily volume weighted average price of the ADRs on the principal United States trading exchange or market for the ADRs on any trading day following the issuance date.